Form 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 28, 2003

Commission File Number: 333-13096

DRAX HOLDINGS LIMITED

Drax Power Station
P.O Box 3
Selby
North Yorkshire
YO8 8PQ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DRAX HOLDINGS LIMITED

Index

Item

1.        Information Release.

FORWARD-LOOKING STATEMENTS

Certain statements included in this document are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “intends,” “will,” “should” or “anticipates” or the negative forms or other variations of these terms or comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors in our annual report on Form 20-F for the year ended 31 December 2002 under “Item 3. Key Information — Risk Factors” and “Item 5. Operating and Financial Review and Prospects”.

You should also consider, among others, the following important factors:

•	general economic and business conditions in the UK;

•	changes in governmental regulations affecting the Drax power station and the UK electric power industry generally, including changes in the New Electricity Trading Arrangements (“NETA”). NETA was implemented on 27 March 2001;

•	general industry trends;

•	changes to the competitive environment;

•	power prices and resource availability and pricing;

•	changes in business strategy, development plans or vendor relationships in the market for power in the UK;

•	that Drax Power Limited’s principal hedging arrangement relating to power sales has been terminated, and accordingly, Drax Power Limited is currently operating the Drax power station as a fully-merchant plant;

•	that since December 12, 2002, Drax Holdings Limited (“Drax Holdings”), Drax Electric Limited, Drax Limited, Drax Power Limited and AES Drax Acquisition Limited are operating under standstill arrangements with, inter alia, certain of their senior creditors, which are scheduled to terminate on December 31, 2003;

•	availability, terms and deployment of capital;

•	interest rate volatility;

•	changes in currency exchange rates, inflation rates and conditions in financial markets;

•	availability of qualified personnel;

•	a change in the interpretation of the tax law in the relevant jurisdictions; and

•	the recoverability of amounts due to Drax Power Limited from TXU Europe Energy Trading Limited and/or TXU Europe Group plc pursuant to the long-term power purchase agreement and associated guarantee.

These forward-looking statements speak only as of the date of this document. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this document, and we do not assume any responsibility to do so.

ITEM 1

INFORMATION RELEASE

As discussed in our Form 6-K filed with the Securities and Exchange Commission on September 15, 2003, Drax Holdings has been exploring the possibility of issuing certain dollar-denominated debt obligations following the proposed restructuring (the “Restructuring”) of its secured debt. Having sought indications of the costs of securing currency hedging for a proportion of the sterling debt following the Restructuring, Drax Holdings does not believe that it would be possible to secure such hedging on terms as to the allocation of cost and risk that would be acceptable to it and to the various categories of secured creditors. Consequently, all loans and notes that Drax Holdings expects to issue pursuant to the Restructuring will be denominated in sterling and all interest will be payable in sterling.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DRAX HOLDINGS LIMITED

By:	/s/ Gerald Wingrove Director

Date: October 28, 2003